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                                January 24, 2022

       John Loeffler, II
       Chairman and Chief Executive Officer
       CaliberCos Inc.
       8901 E. Mountain View Rd.
       Ste. 150
       Scottsdale, AZ 85258

                                                        Re: CaliberCos Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
28, 2021
                                                            CIK No. 0001627282

       Dear Mr. Loeffler:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover page

   1. Please revise the cover page and risk factors to note, if true, that you will be a controlled company under Nasdaq
rules, and as a result, may elect not to comply with certain corporate governance
requirements.
       Prospectus Summary, page 1

   2. Please revise to provide a summary of your risk factors pursuant to Item 105(b) of
                                                        Regulation S-K.
 John Loeffler, II
CaliberCos Inc.
January 24, 2022
Page 2
Future sales and issuances of our Class A common stock . . . , page 21

3. Please revise this risk factor to address the potential impact of future conversion of the
         Class B into Class A common stock.
Cautionary Statement Concerning Forward-Looking Statements, page 27

4.       We note your statement that the prospectus includes forward-looking
statements    within
         the meaning of the federal securities laws.    Please revise to
clarify that the safe harbor
         provisions of Securities Act Section 27A and Exchange Act Section 21E do not apply to forward-looking statements made in this offering.
Dilution, page 31

5. We note here and on page 24 that you disclose a negative $9.09 net tangible book value per Class A common share as of September 30, 2021, based on a net tangible book value of negative $15.9 million. Considering that you reported 17.54 million Class A common shares outstanding at September 30, 2021, please explain how you arrived at this book value per share amount.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Measures and Indicators
Non-GAAP Measures, page 36

6. We note on page 37 that you identify Capital AUM, Fair Value AUM, and Book Value
         AUM as key financial measures, yet disclose no measurement amounts. Please revise to disclose measurement amounts for each period presented, including relevant period-over-
         period variance discussion.
Results of Operations, page 37

7. We note your results of operations does not include a discussion of Consolidated fund revenues and Consolidated fund expenses, both of which comprise the majority of your total consolidated revenues and expenses for all periods presented. Please expand your disclosures to provide a more comprehensive analysis of the trends and key factors impacting period-over-period variances for Consolidated fund revenues and expenses.
         We refer you to Item 303(a) of Regulation S-K and Section III.B. of SEC Release No. 33-
         8350.
Comparison of Years Ended December 31, 2020 and 2019, page 40
FirstName LastNameJohn Loeffler, II
8. We note that the consolidated amounts presented here and the related variance discussion
Comapany   NameCaliberCos
       do not correlate to the Inc.
                               amounts reported in the audited consolidated
statements of
Januaryoperation
        24, 2022on  page
                  Page  2 F-39. Please advise.
FirstName LastName
 John Loeffler, II
FirstName
CaliberCosLastNameJohn Loeffler, II
           Inc.
Comapany
January 24,NameCaliberCos
            2022          Inc.
January
Page 3 24, 2022 Page 3
FirstName LastName
Business, page 48

9. Disclosure in this section focuses on business that is attributable to your reportable segments. Please revise your Summary and Business sections to disclose information material to understanding your business as a whole. In this regard, we note that your operations not included in reportable segments appear to account for a majority of your revenue, and that recent public disclosure in Form 1-K includes information about each of your Consolidated funds, which does not appear in Form S-1. Disclosure in your
         Summary and Business sections should clarify the nature of services that you and your subsidiaries provide and assets you manage, including real estate and any other assets, material information about the Consolidated funds and underlying real estate, how you allocate assets and whether you hold real estate assets directly. Please also provide an organizational chart showing you and your subsidiaries.
Management, page 53

10. Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity. Further, for your director nominees, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 62

11. Please revise this section to describe the material terms of the transactions cited in notes (2) and (8) to the Principal Stockholders table. In addition, note (8) refers to a
         section    Repurchase and Redemption of Shares    that does not appear
in the prospectus.
         Please revise accordingly, and also file any related agreements as exhibits to the registration statement.
12. Please identify the related parties with whom you have entered into unsecured promissory notes through the consolidated VIE, and the basis on which such parties are related.
Financial Statements (Unaudited)
Condensed Consolidated Statements of Operations for the Nine Months Ended September 30,
2021 and 2020 (unaudited), page F-4

13. Please tell us how you applied ASC 810-10-50-10 in electing to present revenues and
         expenses of your consolidated VIEs as single    Consolidated fund
revenues    and
            Consolidated fund expenses    line item totals, in contrast to a
more detailed presentation
         that provides a better understanding of your consolidated results. This also applies to your audited Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 on page F-39.
 John Loeffler, II
FirstName
CaliberCosLastNameJohn Loeffler, II
           Inc.
Comapany
January 24,NameCaliberCos
            2022          Inc.
January
Page 4 24, 2022 Page 4
FirstName LastName
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2 - Summary of Significant Accounting Policies
Accounting Policies of Consolidated Funds
Revenue Recognition, page F-14

14. Please tell us how you considered the disclosure requirements of ASC 606-10-50 with
         respect to the separate revenue activities comprising    Consolidated
fund revenues,    to
         better enable an understanding of the nature, amount, timing, and uncertainty of each separate revenue activity. This also applies to your revenue recognition policy disclosures beginning on page F-53 of your audited December 31, 2020 and 2019 financial statements.
Note 11 - Segment Reporting, page F-28

15. You disclose on page F-57 that you have all of the decision-making power with respect to the activities of your consolidated VIEs, including the power to direct all activities. You also disclose on pages F-12 thru F-13 that as a result of your 2021 segment realignment, the investment funds comprising your previous Hospitality, Residential, Commercial, and
         Diversified segments within your consolidated VIE group no longer qualify as operating segments, since the CODM no longer regularly reviews the funds operating results to assess performance or allocate resources. Please explain further how you evaluated ASC
         280-10-50 in concluding that none of your consolidated VIE operations qualifies as an operating segment. As part of your response, please address the following:

                Describe your internal management process with respect to your consolidated VIE operations, identifying those individuals reporting directly to the CODM that are responsible for directing activities of the VIE group.

                Describe the specific information reviewed by the CODM with respect to the VIE operations, how frequently he reviews the information, and the purpose of the review.

                Describe how resources are allocated within and to the VIE
group and the CODM   s
              role in this process.

         This also applies to your segment disclosures beginning on page F-85 of your audited
         December 31, 2020 and 2019 financial statements.
General

16. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 John Loeffler, II
CaliberCos Inc.
January 24, 2022
Page 5

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameJohn Loeffler, II
                                                         Division of
Corporation Finance
Comapany NameCaliberCos Inc.
                                                         Office of Real Estate
& Construction
January 24, 2022 Page 5
cc:       Thomas J. Poletti. Esq.
FirstName LastName